Exhibit 4.4

Compensation Policy of Directors and Officers

1.	Introduction

1.1.
Pursuant to the provisions of the Companies Law 5759– 1999 (the “Companies Law”), the Board of Directors of the Company approved on May 8, 2013 and re-approved on May 5, 2016 a compensation policy (the “Compensation Policy”) with regard to the terms of service and employment of officers[1] of MIND CTI Ltd. (the “Company”), following the recommendation of the Company’s Compensation Committee who discussed and considered the Compensation Policy. The Compensation Policy was approved by the General Meeting of shareholders on June 24, 2013, August 11, 2016, and May 26, 2019.

1.2.	The Compensation Policy shall be subject to all mandatory provisions of any applicable law which apply to the Company and its officers, and to the Company's Articles of Association.

Several main principles and objectives form the basis of the Compensation Policy: (a) To promote the Company's goals and targets and its long term policy; (b) To create appropriate incentives for the Company’s officers, considering, among others, the Company’s risk management policy; (c) To adopt a compensation package combination that matches the size of the Company and the nature of its activities; and (d) To comply with the provisions of the law by compensating those eligible pursuant to the Compensation Policy, based on their contribution and their efforts to the development of the Company’s business and promotion of its goals, in the short and long term.

1.3.
The Compensation Policy is a multi-year policy which shall be in effect for a period of three years from the date of its approval. The Compensation Committee and the Board of Directors shall review the Compensation Policy from time to time, as required by the Companies Law. The Compensation Policy shall be re-approved as required by the Companies Law, every three years.

2.	The Compensation Policy

2.1.	Parameters for Examining the Compensation Terms

In general, the compensation terms for officers shall be examined while taking into consideration, inter alia, the following parameters:

2.1.1.	The education, qualifications, expertise, seniority (in the Company in particular, and in the officer's profession in general), professional experience and achievements of the officer[1];

2.1.2.	The officer’s position, the scope of his responsibility and previous wage agreements that were signed with him;

1The term “officer” in this policy will be interpreted in accordance with the definition set out in the Companies Law, from time to time.

2.1.3.	The officer’s contribution to the Company’s business, profits and stability;

2.1.4.	The degree of responsibility imposed on the officer;

2.1.5.	The Company’s need to retain officers who have skills, know-how or unique expertise;

2.1.6.
The Company has examined the relationship between the terms of service and employment of its officers, which will result from the implementation of this Policy, and the wage of the other employees of the Company (including contractor employees employed at the Company, if employed at the time of approval of the compensation), and, in particular, the relationship to the average wage and median wage of such employment. However, in light of the Company's global nature and the fact that its employees are employed in various countries worldwide, under different terms of employment, the Company believes that in determining compensation for its officers it should make such examination on territorial basis (namely, examining the relationship of the compensation terms of the Company's officers together with the employment terms of its employees/contractor employees on the relevant territory).

Taking the above into consideration, the Compensation committee reviewed separately the average and median wage of the Company's employees in each territory in which the Company operates together with the employment terms of the relevant officers which will result from the implementation of this Policy and decided that the levels of compensation of the officers are within reason and that they will not harm the working relationships in the Company.

2.2.	Wage Comparisons

2.2.1.
Prior to approval of a compensation package for an officer, the Company will be entitled to conduct a wage survey that compares and analyses the level of the overall compensation package offered to an officer of the Company with the compensation package for officers in similar positions to that of the relevant officer in other companies of the same type as the Company, which operate on the global market.

2.2.2.
In the event that the Company decides to conduct a wage survey, it will be conducted internally or through an external consultant, according to the discretion of the Board of Directors, after receiving a recommendation of the Compensation Committee in this regard.

2.2.3.
Prior to approval of a compensation package for an officer, the Company will compare the average and median wage of the Company's employees in each territory in which the Company operates to the proposed employment terms of such officer and determine whether the proposed level of compensation is within reason and will not harm the working relationships in the Company.

2.3.	Compensation Terms of Officers

2.3.1.
The Company will do its utmost to approve the compensation terms of new officers prior to the date of commencement of their employment in the Company and not retroactively.

The Company shall be entitled to grant to officers (to all or part of them) a compensation package which may include a base salary, commissions, annual cash bonus and share-based compensation, or any combination thereof.

2.3.2.
Base Salary

The base salary of a new officer in the Company shall be determined based on the parameters specified in Section 2.1 above and similar to other officers already serving in the Company. The CEO’s base salary will not exceed $240,000 per annum and the other officers’ base salary will not exceed $150,000 per annum.

2.3.3.
Commissions

In addition to the Base Salary and any other compensation element, the Company shall be entitled to pay to its officers that are involved in the sales process, commissions based on a pre-determined commission plan. The Company believes that in light of the Company's global nature and the fact that its employees that are paid commissions (among them officers) are employed in various countries worldwide, there should be different commission plans where there are common criteria – commissions are paid only upon receipt of funds from the customer and commissions are limited (per annum) to 5 (five) times annual base salary. The VP of Sales and additional officers that are paid commissions will not receive any annual bonuses.

2.3.4.
Additional Terms of Compensation Package

The compensation package may include additional standard benefits such as social benefits, car allowance, mobile allowance, reimbursement of expenses, advanced notice for termination of employment, medical insurance, etc.

2.3.5.
Insurance, Exculpation and Indemnification

The officers of the Company shall be entitled to benefit from the insurance, exculpation and indemnification arrangements, to be approved from time to time by the Company, pursuant to the provisions of the Articles of Association of the Company and applicable law.

(a)
Insurance

The Company may provide “Directors’ and Officers’ Liability Insurance” (the “Insurance Policy”) for the benefit of the Company and its affiliates and/or for the benefit of the directors and Executive Officers thereof, who shall serve from time to time, according to the following guidelines:

a.
The limit of liability of the insurer shall not exceed $5 million per claim and in the aggregate for the term of the policy and an additional limit of liability, exceeding the limit of liability in the policy, for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law, 1981, with the maximum excess fee being $1.5 million;

b.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee, which shall determine whether (i) the sums are reasonable considering the Company’s exposures, the scope of coverage and market conditions; (ii) the Insurance Policy reflects then prevailing market conditions and would not materially affect the Company’s profitability, assets or liabilities; and (iii) such renewal, extension or substitution is for the benefit of the Company and the officers and directors of the Company and its affiliates, as applicable. In any event, the annual premium shall not exceed $150,000, subject to increase of the premium by up to 10% per year;

c.	The insurance terms and conditions will be the subject of negotiations between the Company and the insurer (and, if deemed necessary by the Company, alternative quotation(s) will be considered);

d.
The insurance coverage may be extended to indemnify the Company for losses it may incur that derive from a claim against it concerning a wrongful act of the Company alleging a breach of the securities laws. The policy may include priorities for payment of any insurance proceeds pursuant to which the rights of the directors and officers to receive indemnity from the insurer takes precedence over the right of the Company itself.

(b)	Should a change in profile risk or control of the Company occur, the Company shall be entitled, subject to the approval of the Compensation Committee, to the following:

a.
To purchase an insurance coverage for wrongful acts occurring before the effective date of the change (the "Run-Off Coverage") of up to seven (7) years, from the same insurer or any other insurer, in Israel or overseas;

b.
The limit of liability of the insurer shall not exceed $10 million per claim and in the aggregate for the term of the policy and an additional limit of liability exceeding the limit of liability in the policy for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law, 1981, with the maximum excess fee being $1.5 million;

c.
The Run-Off Coverage, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering the Company’s exposures, the scope of coverage and market conditions and (ii) the Run-Off Coverage reflects the prevailing market conditions and would not materially affect the Company’s profitability, assets or liabilities.

(c)	Any other insurance coverage purchased by the Company may be extended to include directors and officers as additional insureds, provided that such extension will not result in an additional premium.

(d)
Indemnification

The Company may indemnify its directors and Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or Officer, either retroactively or in advance as provided in the Indemnity Agreement between such individual and the Company, all subject to applicable law and the Company’s articles of association, each as may be amended from time to time.

(e)
Exculpation

The Company may exempt its directors and Executive Officers, either retroactively or in advance as provided in the Indemnity Agreement between such individual and the Company, for all or any of their liability for damage in consequence of a breach of the duty of care toward the Company, to the fullest extent permitted by applicable law and the Company’s articles of association, each as may be amended from time to time.

The Insurance Policy, indemnification and exculpation shall be subject to any additional approvals as may be required under any applicable law.

2.3.6.	Advance Notice The advance notice period shall be limited to sixty days.

2.3.7.	Retirement Terms

2.3.7.1.	The retirement terms will be the minimum terms as per applicable law.

2.3.7.2.
In the event that the terms of service of the officer include retirement grants, the amount or value of a retirement grant shall not exceed 6 times such officer’s monthly base salary. The payment and amount of such retirement grant shall be subject to the relevant officer's period of employment, his term of employment during such period, the Company's performance during such period, said officers' contribution to the obtaining of the Company's goals and revenues during said period, and the circumstances of retirement.

2.3.8.
Annual Cash Bonus

The compensation package of officers may include an annual cash bonus based on measurable and non-measurable criteria as set forth hereunder (the “Bonus”) and as customary in the industry in which companies having similar characteristics to those of the Company operate.

In the event that officers are eligible for a Bonus, pursuant to the terms of employment, the Bonus shall be subject to the following:

2.3.8.1.
The Bonus will be based mainly (at least 80%) on measurable criteria, and, with respect to its less significant part (up to 20%), at the Board of Directors' and Compensation Committee's discretion based on non-measurable criteria, all as set forth hereunder.

2.3.8.2.	Measurable Criteria for the Bonus, may include, among others

•	Financial targets – bonus based on the Company's net profit

•	Compliance with milestones (as relevant for each officer)

•	Productivity indices and growth in the volume of activity

•	Cost savings

•	Implementation and promotion of planned projects

•	Promoting strategic targets that will benefit the Company in the future

At the beginning of each year, the Compensation Committee and the Board of directors shall adopt a specific bonus plan for the coming year, based on the foregoing criteria. Such a plan shall include, inter alia, the chosen measurable criteria for the coming year, the targets that need to be obtained with respect to said criteria, thresholds under which no bonuses shall be paid, bonuses budget and the amount of bonuses to be paid in relation to attainment of targets, etc.

2.3.8.3.	Non-Measurable Criteria for the Bonus

The Company is entitled to determine, in its sole discretion, that an insignificant component, which does not exceed 20% of the Bonus, will be determined according to non-measurable criteria, as set forth below:

•	The contribution of the officer to the Company’s business, its profitability and stability;

•	The need for the Company to retain an officer with skills, know-how, or unique expertise;

•	The responsibility imposed on the officer;

•	Changes that occurred in the responsibility imposed on the officer during the year;

•	Satisfaction with the officer’s performance (including assessing the degree of involvement of the officer and devotion of efforts in the performance of his duties);

The Compensation Committee and the Board of Directors will consider and approve this component, based, inter alia, on the recommendation and personal assessment given by the official who is in charge of the officer, specifying the relevant reasons underlying the recommendation.

2.3.8.4.
The CEO annual bonus will be 5% of the Company’s net profit if the annual net profit is over 70% of the one defined in the previously approved budget. In addition, the Compensation Committee and Board may grant an annual bonus of up to 2 monthly base salaries, based on their discretion, subject to the limitations in 2.3.9.4.

2.3.8.5.	The Board of Directors shall have discretion to reduce the amount of Annual Bonus to officers.

2.3.9.	Share Based Compensation

2.3.9.1.
The Company shall be entitled to grant to officers options or any other share-based compensation ("Share-based Compensation"), pursuant to an equity plan as adopted or shall be adopted, from time to time and subject to any applicable law.

2.3.9.2.
At the time of the grant, the value of a Share-based Compensation shall be calculated (“Grant Value”), in accordance with the accumulated cost that will be recorded in its respect in the Company's books.

2.3.9.3.	In any event, the aggregate Annual Cash Bonus and the Grant Value for all of the officers of the Company as a group shall not exceed 10% of the annual net profit.

2.3.9.4.
The ratio between the aggregate Annual Cash Bonus and Grant Value, for each officer of the Company and the Base Salary of each officer (including the CEO and an active chairman of the board of directors) shall not exceed 12 times such officer’s monthly base salary.

2.3.9.5.
Any award granted under a share incentive plan will have a four-year vesting schedule, such that 50% of the award will vest on the second anniversary of the grant date and 25% of the award will vest on each of the third and fourth anniversaries of the grant date.

2.3.9.6.
When discussing the grant of a Share-based Compensation to an officer of the Company, the Compensation Committee and the Board of Directors shall consider whether the aforesaid grant is a suitable incentive for increasing the Company's value in the long term, the economic value of the grant, the exercise price and the other terms.

2.3.10.
Term of Employment Agreements
An employment agreement of an officer will be either ongoing with a notice period or will be for a fixed term that does not exceed 3 (three) years. Upon the expiry of an employment agreement, the agreement may be extended subject to the provisions of Section 2.4 below.

2.3.11.
Claw Back
Officers shall be required to repay the Company any excess payments made to them which were based on the Company’s performance if such payments were paid based on erroneous financial statements of the Company, provided that a restatement to the Company's financial statements was made within three years following such falsely based payment. To the extent required by applicable stock exchange rules, the Compensation Committee and Board of Directors shall adopt a more detailed claw-back policy that complies with such rules. In the event of any contradiction between this section and such claw-back policy, such claw-back policy shall govern.

2.4.      Extension of Existing Agreements with Officers

2.4.1.
Prior to approval of the extension of an employment agreement of an officer, the officer’s existing compensation package shall be reviewed and considered based on the parameters set forth in Section 2.1 above.

2.4.2.
In the event that an extension of an employment agreement with an officer involves a change in his or her employment terms, the Compensation Committee will examine whether: (a) the change is considered a "material change" compared to current employment terms; and whether (b) such change is in compliance with the Company's Compensation Policy, for the purpose of identifying the Company's organs required to approve such change.

2.5.	Compensation of Directors

2.5.1.
The compensation of the Company's directors (including outside directors and independent directors) shall be within the permitted payment ranges stipulated under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 (“Compensation of Directors Regulations”), as they shall be from time to time.

3.	General

The Compensation Committee and the Board of Directors shall, from time to time, review the Compensation Policy as well as the need to adjust it, based, inter alia, on the considerations and guidelines set forth in this policy. In so doing, they will conduct an examination of changes in the Company’s goals, market conditions, the Company’s profits and revenues in previous periods and in real time, and any other relevant factors.